Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of Awaysis Capital, Inc. (referred to as “the Company”, “we”, “us” and “our” unless specified otherwise) is based upon relevant provisions of the Company’s Articles of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Bylaws (the “Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Certificate of Incorporation and Bylaws, which are incorporated by reference to the Company’s Annual Report on Form 10-K filed on September 30, 2024.

General

Our authorized capital stock consists of 1,000,000,000 shares of Common Stock, with a par value of $0.01 per share, and 25,000,000 shares of Preferred Stock, with a par value of $0.1 per share. As of September 30, 2024, there were 383,991,026 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes us to issue an aggregate of 1,000,000,000 shares of Common Stock. All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. Holders of Common Stock do not have cumulative voting rights. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. The Common Stock has no pre-emptive, subscription or conversion rights and there are no applicable redemption provisions.

Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, out of funds that we may legally use to pay dividends, subject to any preferential dividend rights of any outstanding series of preferred stock or series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of Common Stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Holders of Common Stock have no pre-emptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to Common Stock.

Transfer Agent

The transfer agent for our common stock is Mountain Share Transfer LLC, 2030 Powers Ferry Road SE, Suite 212, Atlanta, GA 30339.